August 11, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:	Unisys Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
Form 8-K furnished on July 26, 2016
File No. 001-08729

Dear Ms. Collins:

On behalf of Unisys Corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission regarding the above-referenced filings set forth in the Staff’s letter dated August 4, 2016. For your convenience, we have repeated the comments set forth in the Staff’s letter and followed the comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2015

Note 4. Goodwill, page 26

Comment 1

In your response to prior comment 1 you indicate that for the Technology segments only reporting unit there were positive net assets and the fair value exceeded the carrying value. Please tell us the percentage by which the fair value of the reporting unit exceeded its carrying value as of the date of the test.

Response to Comment 1

The fair value of the Technology segments only reporting unit exceeded its carrying value as of the date of the test by over 2,600%.

Comment 2

Your response to prior comment 1 indicates that you use “various multiples of comparable reporting units’ competitors” to determine the fair value of your reporting units. Please explain your basis for relying solely on a market approach to determine the fair value of your reporting units. See ASC 820-10-35-24 and 24B.

Response to Comment 2

The Company has consistently used a market approach which included a reconciliation of aggregate reporting unit fair values with its market capitalization. The estimated fair value, so determined, significantly exceeds the carrying value of each reporting unit. As noted in response to comment 1 above, the fair value of the Company’s Technology segment’s only reporting unit exceeded its carrying value as of the date of the test by over 2,600%. For the Services segment’s reporting units, the fair values each exceeded the net liabilities (exclusive of goodwill) by amounts ranging between $325 million and $1.3 billion. Due to the large differences, the Company did not believe that the computations would be materially different using multiple valuation techniques.

Comment 3

We note your response to prior comment 1. Please provide us with additional details supporting your consideration of each of the factors in ASC 350-20-35-3C(a) through (g) for all three of your Services segment reporting units. For example, in your consideration of paragraph (d) and (g) you note factual declines in gross profit, services operating margin, consolidated pre-tax income, cash flows from operating activities, share price and 62% decline in market capitalization, however, your response does not explain how you considered these negative factors when concluding it was not more likely than not that a goodwill impairment existed in each of your Services segment reporting units. In addition, further explain the instances in which the consideration of events and circumstances provided in ASC 350-20-35-3C(a)-(g) was not applied equally to each of the three Services segment reporting units so that we may better understand the basis for your conclusion.

Response to Comment 3

In the Company’s response to prior comment 1 it was stated that in some cases the consideration of events and circumstances provided in ASC 350-20-35-3C (a) through (g) applied equally to each of the three Services segment reporting units. The cases where the response applies equally are as follows: the parts of (a) dealing with general economic conditions, b, c, d and f. The following items relate to the Company as a whole and not the individual reporting units: parts of (a) dealing with access to capital and other developments in equity or credit markets, e and g.

Since the carrying amount of each of the Services segment reporting units was negative, in accordance with ASC 350-20-35-8A, the Company, in its consideration of whether it is more likely than not that a goodwill impairment exists, evaluated whether there were adverse qualitative factors, including the examples of events and circumstances provided in ASC 350-20-35-3C (a) through (g). The Company evaluated both the positive and negative factors described in the examples of the events and circumstances provided in ASC 350-20-35-3C (a) through (g). ASC 350-20-35-8A also states that in evaluating whether it is more likely than not that the goodwill of a reporting unit with a zero or negative carrying amount is impaired, an entity should take into consideration whether there are significant differences between the carrying amount and the estimated fair value of its assets and liabilities, and the existence of significant unrecognized intangible assets.

As stated in the Company’s response to comment 2 above, for the Services segment’s reporting units, the fair value exceeded the net liabilities (exclusive of goodwill) by amounts ranging between $325 million and $1.3 billion. The Company does not believe that there are material unrecorded intangible assets due to the nature of the Company’s services business.

Due to the significant amount by which the fair value of each of the Company’s Services segment reporting units exceed their net liabilities and the absence of material unrecorded intangible assets, the Company does not expect that a Step 2 goodwill analysis, if it were required, would result in an impairment of the goodwill of the Services segment.

Application of the goodwill impairment analysis requires significant judgment. Based on consideration of the weight of evidence of the factors considered above, the Company concluded that it was not more likely than not that goodwill was impaired as of December 31, 2015.

Form 8-K furnished on July 26, 2016

Comment 4

In your reconciliation of non-GAAP net income (loss) you continue to present your non-GAAP adjustments “net of tax” which is inconsistent with Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please revise your presentation in future filings to show income taxes as a separate line item adjustment that is clearly explained. Also, please explain to us in greater detail how you arrived at the income tax effects. In this regard, we note the tax effects appear to be insignificant compared to the significance of the adjustments. As part of your response, please compare for us the effective US GAAP tax rate for the periods presented to the non-GAAP tax rate.

Response to Comment 4

In the future, the Company will present the items as shown below (in millions of dollars):

	Three Months Ended June 30
	2016	2015
GAAP net income (loss) attributable to Unisys
Corporation common shareholders	$21.6	$(58.2)
Cost reduction expense: pretax	10.2	52.6
tax provision (benefit)	.1	(4.0)

net of tax	10.3	48.6
Pension expense: pretax	21.5	26.4
tax provision (benefit)	.3	(.5)

net of tax	21.8	25.9

Non-GAAP net income (loss) attributable to
Unisys Corporation common shareholders	$53.7	$16.3

In footnote (j) in both of the Company’s Forms 10-Q for the quarterly periods ended March 31, 2016 and June 30, 2016, the Company discloses the following about its income tax computation: “A full valuation allowance is currently maintained for all U.S. and certain foreign deferred tax assets in excess of deferred tax liabilities. The company will record a tax provision or benefit for those international subsidiaries that do not have a full valuation allowance against their net deferred tax assets. Any profit or loss recorded for the company’s U.S. continuing operations will have no provision or benefit associated with it due to full valuation allowance, except with respect to refundable tax credits and withholding taxes not creditable against future taxable income. As a result, the company’s provision or benefit for taxes may vary significantly depending on the geographic distribution of income”.

During the three months ended June 30, 2016, almost all of the net pretax cost reduction charge of $10.2 million related to subsidiaries that have a full valuation allowance against their net deferred tax assets and as a result no income tax benefit was recorded. The $.1 million of tax provision was related to changes in estimates and revisions whereby prior cost reduction charges were reversed in subsidiaries where a tax deduction had previously been recorded because there was no valuation allowance against their net deferred tax assets.

During the three months ended June 30, 2016, of the $21.5 million of pretax pension expense, $23.5 million of expense was related to the United States subsidiary where no tax benefit can be recorded due to a full valuation allowance and $2.0 million of pension income was recorded in international subsidiaries some of which do not have a valuation allowance against their net deferred tax assets. For those subsidiaries, the Company had recorded a tax provision.

Comment 5

We note your disclosure of Adjusted EBITDA. Please revise future filings to provide a reconciliation of the most directly comparable financial measure calculated and presented in accordance with GAAP to the non-GAAP financial measure. We refer you to Item 10(e)(1)(i)(B) of Regulation S-K and Regulation G.

Response to Comment 5

The Company will revise future filings to provide a reconciliation.

In the future, the Company will present the reconciliation as shown below (in millions of dollars):

	Three Months Ended June 30
	2016	2015
Net income (loss) attributable to Unisys
Corporation common shareholders	$21.6	$(58.2)
Net income attributable to noncontrolling interests	3.9	2.3
Non-cash share-based expense	2.1	1.8
Other (income) expense, net	(2.6)	(1.4)
Interest expense	7.8	2.7
Provision for income taxes	18.8	5.1
Depreciation	24.3	24.4
Amortization	16.0	16.6

EBITDA	91.9	(6.7)
Pension expense	21.5	26.4
Cost reduction charges	10.2	52.6

Adjusted EBITDA	$123.6	$72.3

*  *  *

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the above is responsive to the Staff’s comments.

Very truly yours,

UNISYS CORPORATION

/s/ Janet Brutschea Haugen

Janet Brutschea Haugen

Senior Vice President and Chief Financial Officer